Exhibit 18.1

May 8, 2024

The Board of Directors
Beyond, Inc.
Midvale, Utah

Ladies and Gentlemen:

We have been furnished with a copy of the quarterly report on Form 10-Q of Beyond, Inc. and subsidiaries (the Company) for the three months ended March 31, 2024, and have read the Company’s statements contained in Note 2 to the condensed consolidated financial statements included therein. As stated in Note 2 to those financial statements, the Company changed its presentation for customer services costs and merchant fees; these costs were previously reported within cost of goods sold and are now reported together as a separate line within operating expenses labeled customer service and merchant fees. The Company states that the change in presentation is preferable in the circumstances because the treatment of these costs as operating expenses are aligned with the changes in business and strategy. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in presentation was based.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2023, nor have we audited the information set forth in the aforementioned Note 2 to the condensed consolidated financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

With regard to the aforementioned change in presentation, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the change in presentation is preferable in the Company’s circumstances.

Very truly yours,

/s/ KPMG LLP